SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
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Press Release

June 28, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Two systems continue to collect oil and gas flowing from the Deepwater Horizon's failed blow-out preventer (BOP) and transport them to vessels on the surface.

The lower marine riser package (LMRP) containment cap, installed on June 3, takes oil and gas to the Discoverer Enterprise where oil is collected and gas is flared. The second system, which began operations on June 16, takes oil and gas to the Q4000 vessel on the surface where both oil and gas are flared.

On June 26, a total of approximately 22,750 barrels of oil were collected or flared by the two systems and 52.9 million cubic feet of gas were flared.  Specifically, the LMRP containment system connected to the Discoverer Enterprise collected 14,730 barrels of oil, and the Q4000 flared an additional 8,020 barrels of oil. To date, the total volume of oil recovered or flared by containment systems is approximately 435,600 barrels. Information on the volumes of oil and gas that are collected or flared is updated twice daily on BP's website, www.bp.com.

Preparations continue for the next step in containment operations. Work on the first floating riser containment system, which will be connected to the Helix Producer vessel, remains on schedule.  It is currently anticipated that this system will be available to begin first operations at the end of June or in early July. The system is intended to provide additional oil containment capacity of approximately 20,000-25,000 barrels a day. Together with the LMRP cap and Q4000 systems, the addition of this new system should increase total oil containment capacity to 40,000-50,000 barrels a day. The floating riser system is designed to allow more rapid disconnection and reconnection of the system, reducing the time that collection may be impacted in the case of, for example, inclement weather.

Plans also are being developed for potential additional containment capacity and flexibility, including a second floating riser system and additional capacity through a new cap on the BOP. These projects are currently anticipated to be available to begin operations around mid-July.

The LMRP containment cap system, the Q4000 system, and the planned additional containment systems never before have been deployed at these depths or under these conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

The first relief well, which started drilling May 2, has reached a measured depth of 16,546 feet and has successfully completed a second "ranging" run using specialist equipment inserted into the well to help more precisely locate the MC252 well. Drilling and ranging operations will continue over the next few weeks as the well progresses towards the target intercept depth of approximately 18,000 feet.  Once intercept has occurred, operations are expected to begin to kill the flow of oil and gas from the reservoir by pumping specialised heavy fluids down the relief well.The second relief well, which started May 16, is at a measured depth of 12,038 feet. Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Over 39,000 personnel, almost 5,000 vessels and some 110 aircraft are now engaged in the response effort.

Operations to skim oil from the surface of the water now have recovered, in total, approximately 652,000 barrels (27 million gallons) of oily liquid.  In addition, a total of 275 controlled burns have been carried out to date, removing an estimated 238,000 barrels of oil from the sea's surface.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now over 2.9 million feet (over 550 miles), and over 4.7 million feet (almost 900 miles) of sorbent boom also has been deployed.

Additional information

To date, more than 80,000 claims have been submitted and almost 41,000 payments have been made, totalling more than $128 million.

The cost of the response to date amounts to approximately $2.65 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion fund to satisfy certain obligations arising from the oil and gas spill. It is too early to quantify other potential costs and liabilities associated with the incident.

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Note:
a video describing progress of the relief wells is now available on
http://bp.concerts.com/gom/reliefwellgraphics062710.htm
. A telephone media briefing on this subject by Kent Wells, BP senior vice president, Exploration and Production, will be held at 15.30BST, 09.30 CDT, June 28. Details of this call are available on www.bp.com.

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BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexicoresponse
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  28 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary